REPORT OF CHANGE IN MAJORITY OF DIRECTORS


                 INFORMATION PURSUANT TO SELECTION 14(F) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                             FARADAY FINANCIAL, INC.
                   175 South Main, Suite 1240, SLC, Utah 84111

                                    000-22236
                             -----------------------
                            (Commission file number)

         This report is furnished by the board of directors of Faraday Financial, Inc., a Delaware corporation (the "Company"), to the holders of common stock of the Company to provide notice of a change in management. This information is provided for information purposes only. The Company is not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

         On or about August 2, 2004, the Company, Video Internet Broadcasting Corporation ("VIB") and Homenet Utah, Inc. ("Homenet"), a wholly owned subsidiary of the Company, entered into a Merger Agreement whereby Homenet would be merged into VIB ("Merger") with VIB to be the surviving corporation. The separate existence of Homenet would cease if the Merger becomes effective. On August 23, 2004, the shareholders of VIB approved the Merger and on September 8, 2004, the Merger was consummated.

         Immediately prior to the Merger, the Company had 2,318,000 shares of its common stock issued and outstanding and the Company had 5,082,444 shares of its common stock outstanding immediately after the Merger. The holders of record of the Company's common stock are entitled to cast one vote per share of common stock held by such holder relating to any matter submitted to the stockholders for vote.

     THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES
              ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.


      This report will be sent to stockholders on or about October 6, 2004.

Security Ownership of Management and Certain Beneficial Owners
--------------------------------------------------------------

         The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of September 13, 2004, for: (i) each person who is known by the Company to beneficially own more than five percent of the Company's common stock, (ii) each of its directors, (iii) each of each Named Executive Officers, and (iv) all directors and executive officers as a group. For purposes hereof, the term "Named Executive Officer" means the Company's Chief Executive Officer and all other executive officers with annual compensation in excess of $100,000 (determined for the fiscal year ended March 31, 2004). On September 8, 2004 the Company had 5,082,444 shares of common stock outstanding.

                                 Shares
  Name and Address           Beneficially   Percentage of
of Beneficial Owner(1)          Owned(2)       Total(2)      Position
----------------------       ------------   -------------    --------
W.  Kelly Ryan (3)               414,789         8.1%     CEO
Frank J. Gillen (4)            1,005,000        19.8%     Director and President
Michael W.  Devine (5)           463,626         9.1%     Director and CFO
Jonathan Moore                         0            *     CTO
Shauna Badger (6)              1,094,000        20.4%     Secretary
Michael Vanderhoof                     0            *     Director
Gregory Haerr                          0            *     Director
Directors and Officers as
  a Group (7 people)           2,977,415        57.4%

* Less than 1%.
------------------
(1) Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.
(2) Beneficial ownership is determined in accordance with SEC rules and generally includes holding voting and investment power with respect to the securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for computing the percentage of the total number of shares beneficially owned by the designated person, but are not deemed outstanding for computing the percentage for any other person. In addition, these columns do not include options to purchase 2,300,000 shares of common stock that are expected to be granted to senior management of the Company.
(3) Includes 375,950 shares of common stock and stock options exercisable for 38,839 shares of common stock at an exercise price of $1.00 per share and that are vested or vest within the next sixty days. Does not include options exercisable for 64,739 shares of common stock at an exercise price of $1.00 per share that vest in equal monthly installments from November 7, 2004 through February 7, 2008.
(4) Includes 24,000 shares of common stock and warrants that are immediately exercisable for 50,000 shares of common stock at $1.50 per share that are owned by Mr. Gillen. Also includes 865,000 shares of common stock, warrants that are immediately exercisable for 6,000 shares of common stock at $1.50 per share and a convertible note that is immediately convertible into 60,000 shares of common stock (the note conversion figure does not include accrued interest that is also convertible into shares of Faraday common stock) that are owned by Maven Properties, Ltd., an entity that is controlled by Mr. Gillen. The convertible notes are convertible into common stock at the rate of one share of common stock for every $1.00 of interest and accrued interest that is owing on the obligations.
(5) Includes 424,787 shares of common stock and stock options exercisable for 38,839 shares of common stock at an exercise price of $1.00 per share that are vested or vest within the next sixty days. Does not include options exercisable for 64,739 shares of common stock that are exercisable at $1.00 per share and that vest in equal monthly installments from November 7, 2004 through February 7, 2008.

(6) Includes 174,000 shares of Faraday common stock and warrants that are immediately exercisable for 50,000 shares of common stock at $1.50 per share that are owned by Ms. Badger. Also includes 650,000 shares of common stock, warrants that are immediately exercisable for 20,000 shares of common stock at $1.50 per share and a convertible note that is immediately convertible into 200,000 shares of common stock (the note conversion figure does not include accrued interest that is also convertible into shares of Faraday common stock) that are owned by Badger Investments, LLC, an entity that is controlled by Ms. Badger. The convertible notes are convertible into common stock at the rate of one share of Faraday common stock for every $1.00 of interest and accrued interest that is owing on the obligations.

Changes in Control
------------------

         On or about August 2, 2004, the Company, VIB and Homenet, a wholly owned subsidiary of the Company, entered into a Merger Agreement whereby Homenet would be merged into VIB with VIB to be the surviving corporation. The separate existence of Homenet would cease if the Merger becomes effective. Consummation of the Merger was subject to a number of contingencies. On August 23, 2004, the shareholders of VIB approved the Merger and on September 8, 2004, the Merger was consummated.

         VIB
         ---

         VIB is a Washington corporation and involved in providing deployed Internet Protocol (IP) television services. VIB has approximately 4,000 paying video and data or data only subscribers in Utah and Washington State. VIB is a service provider for the delivery of video, data, and voice services ("triple play") to the municipal and government consumer markets.

         VIB provides these services over fiber optic systems designed and built by municipal and governmental entities. VIB has partnered with technology providers and well capitalized Public Utility Districts (PUDs) and cities to deploy its services in the initial targeted areas. In each case, the city or the utility deploys the fiber infrastructure to businesses and residences in their respective service areas. VIB leases this end-to-end fiber infrastructure from the utilities, on a per subscriber basis, thereby, it believes, minimizing its capital expenditures. VIB was recently selected as the initial service provider for the City of Provo, Utah to deliver video, data, and telephony to its population of 30,000 households and 3,000 businesses. It is anticipated that other providers will have the opportunity to "co-locate" on this system in the future; although VIB has a period of exclusivity while the system is being built out.

         The Merger
         ----------

         In the Merger, each share of VIB capital stock that was issued and outstanding immediately prior to the closing was converted into 1.0903 shares of the Company's common stock and all previously outstanding shares of VIB capital stock is no longer outstanding and was automatically canceled and ceased to exist. All other securities convertible into or exercisable for shares of VIB capital stock, including but not limited to stock options, convertible debt and warrants issued by VIB prior to the effective date of the Merger, become, without further action, convertible into or exercisable for the number of shares of Company common stock determined by using the 1.0903 conversion factor. VIB had 2,184,939 shares of common stock outstanding, 350,550 shares of Series A Preferred Stock outstanding and options exercisable for an additional 424,000 shares of stock. The Company will issue approximately 3,226,731 shares of its common stock on a fully diluted basis in connection with the Merger from the identified securities.

         In addition to the VIB securities identified in the prior paragraph, VIB is indebted to certain persons in what VIB management believes to be the aggregate principal amount of $273,000; as evidenced by fourteen (14) separate promissory notes (the "Convertible Notes"). The Convertible Notes are convertible into VIB Series B Preferred Stock. The holders of the Convertible Notes also received warrants to purchase an aggregate of 121,565 shares of VIB Series B Preferred Stock at an exercise price of $1.00 per share. The holders of four (4) of the Convertible Notes claim to be entitled to receive shares of VIB Series B Preferred Stock in addition to being paid the principal and accrued interest on their Convertible Notes ("Disputed Notes"). Immediately prior to the close of the Merger, VIB had no shares of Series B Preferred Stock outstanding and the Series B Preferred had not been authorized by the VIB Board of Directors.

         The individual who negotiated and signed the Disputed Notes on VIB's behalf was VIB's Interim Chief Financial Officer and was also employed by the firm acting as the placement agent for the Convertible Notes ("Placement Agent"). The Disputed Notes were executed on terms not known to, or authorized by VIB's Board of Directors. Moreover, certain of the Disputed Notes are held by affiliates of the Placement Agent/Chief Financial Officer. VIB is engaged in negotiations with the holders of the Convertible Notes. Under the terms of the Merger Agreement, the Convertible Notes will be convertible into Company common stock at the conversion ratio of 1.0903 and any Series B Preferred Stock that may be issued before the Merger is closed is convertible into Company common stock on the same basis. However, there is a possibility that the Company may create a class of preferred stock that would be issued to the holders of Convertible Notes or the Disputed Notes upon conversion of such notes instead of issuing common stock to the holders of such notes. The exact number of shares of common or preferred stock issuable upon exercise of the notes and the rights, preferences and designations of the preferred stock if preferred stock is authorized for issuance is still subject to negotiation.

         The Placement Agent also claims that it is owed additional placement fees as a result of its agreement with the VIB. If VIB is able to reach agreement with the holders of the Convertible Notes, it intends to request that the Company, in connection with the settlement of the claim, issue up to any additional 109,030 shares of Company common stock in order to settle the disputed claim over fees allegedly payable pursuant to a finder's fee agreement ("Finder's Fee Resolution"). However, there can be no assurance that the Finder's Fee Resolution will be settled on the stated terms or at all.

Legal Proceedings
-----------------

         There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's common stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

Directors and Executive Officers
--------------------------------

         Set forth below is certain information concerning each of our directors and executive officers as of September 8, 2004.

                                                                     With the
     Name                 Age            Position                 Company Since
     ----                 ---            --------                 -------------
W.  Kelly Ryan            40           CEO                             2004

Frank J. Gillen           35           Director and President          1999

Michael W.  Devine        58           Director and CFO                2004

Jonathan Moore            41           CTO                             2004

Shauna Badger             48           Secretary                       2004

Gregory Haerr             46           Director                        2004

Michael Vanderhoof        44           Director                        2004

----------------

         W. "Kelly" Ryan. Mr. Ryan is the CEO of the Company. Mr. Ryan is also the founder and has been principally employed as the CEO of VIB since 2001, and has overseen the successful deployment of IPTV services over a municipally funded fiber infrastructure. From 1993 to 2001, Mr. Ryan was a founder and CEO of InterVision Communications, Inc., a full-service video/film production, duplication, fulfillment, and distribution multi-media company. He built InterVision into the third largest video production house in the Pacific Northwest with key clients like Microsoft and Boeing. Prior to his work with InterVision, Mr. Ryan was General Manager of Seattle based Video Now, Inc. Throughout the decade of the 1980's, he was a distinguished independent producer for ESPN and recognized member of International Television Association (ITVA), and the Society of International Motion Pictures and Television Engineers (SIMPTE).

         Frank J. Gillen. Mr. Gillen has been with the Company since 1999 and his term as a director of the Company expires at the next annual meeting of stockholders. Mr. Gillen was the founder of Maven Strategic Partners, Inc. which was formed in 1999. Maven Strategic Partners, Inc. invested in various small cap stocks and was active in day trading. A small part of the revenues were generated from business consulting and identifying distressed companies that could be bought or merged into another strategic company. Mr. Gillen sold his interest in Maven Strategic Partners, Inc. in 2002. Mr. Gillen then began working for Ford Allen, Inc., a business consulting company until he began working for the Company on a full time basis.

         Michael Devine. Mr. Devine is the CFO and a director of the Company. Mr. Devine's term as a director of the Company expires at the next annual meeting of stockholders. Mr. Devine is also the President and Treasurer of VIB. Mr. Devine was previously employed in the public accounting profession in the Northwest, including the position of Managing Partner for a large regional accounting firm. For the past seven years he has been principally employed registered investment advisor with Heritage Capital Management, LLC. Mr. Devine also manages a Venture Capital fund. Prior to founding his own business, Mr. Devine held several senior management positions in the securities industry. He is a longstanding member of the American Institute of Certified Public Accountants.

         Jonathan Moore, PE. Mr. Moore is the CTO of the Company. Mr. Moore also services as the CTO of VIB. Mr. Moore brings over 13 years of telecommunications experience to the Company. From 1997 to 2004 he was the principal engineer with the Grant County PUD where he was responsible for their open-access Gigabit Ethernet FTTH architecture enabling the triple play of voice, video, and data. This assignment included the design and implementation of a 300+ channel IP multicast video head-end. Prior to working for Grant County, Mr. Moore was Engineering Manager for American Paging in Minneapolis Minnesota where he designed a nationwide call and data center for their paging operations. Mr. Moore has also worked as Senior Design Engineer for American Communications Consultants in Nashville Tennessee where he designed telephone digital central offices and outside plant systems. Mr. Moore has a BSEE degree from the University of Wisconsin, is a licensed Professional Engineer in six states, is active in the IEEE 802.3ah Ethernet in the First Mile Task Force, and has held board positions with the Joy Public Broadcasting Corporation.

         Shauna Badger. During the prior five years, Ms. Badger has been principally employed as the sole proprietor of an interior design business Rocky Mountain Designs, that purchases investment property in Park City and Deer Valley, Utah. The interior design business specialize in designing and decorating second home vacation properties that it either leases or resells. Ms. Badger spends approximately 60% of her available business time working for the Company.

         Gregory Haerr. Mr. Haerr is a director of the Company and his term as a director of the Company expires at the next annual meeting of stockholders. Mr. Haerr is the founder and CEO of Century Software, www.centurysoftware.com, a leader in PC connectivity solutions, and Century Software Embedded Technologies, embedded.centurysoftware.com, a leading developer of core technologies for the worldwide embedded Linux applications market. Mr. Haerr has been principally employed by Century Software since 1985. Mr. Haerr brings over 25 years experience in the design, development, management and delivery of computer software on a broad range of systems, from Windows-based desktops, large UNIX back office systems, flat panel-based devices and today's 32-bit embedded RISC systems. An expert UNIX, Linux and Windows programmer and systems architect specializing in operating systems, interpreter, and graphics windowing system designs, Mr. Haerr earned a degree in Computer Science from the University of California, San Diego in 1980. Mr. Haerr is currently a board member of Applied Data Systems, Inc, www.applieddata.net, a leading supplier of single-board, application-ready, RISC embedded systems computers employing flat panel displays.

         Michael Vanderhoof. Mr. Vanderhoof is a director of the Company and his term as a director of the Company expires at the next annual meeting of stockholders. For the past seven years, Mr. Vanderhoof's principal business activity has been as a private investor in early stage private and public companies. He is currently a director of Auxilio Inc. (NASDAQ: AUXO), a provider of integration strategies and outsourced services for Image Management in healthcare. While a director for Auxilio, he served as interim CEO and recently assisted Management in the negotiated sale of the Company's human capital software tools, and purchase of The Mayo Group. Mr. Vanderhoof has over 20 years experience in the capital markets.

         Our executive officers are elected by the board of directors on an annual basis and serve at the discretion of the board.

         There are no family relationship among our directors, executive officers or persons nominated or chosen to become directors or executive officers.

         The board of directors does not have a standing, audit, nominating or compensation committee. The board of directors did not meet during the fiscal year ended March 31, 2004, but acted by written consents of the board.

Certain Relationships and Related Transactions
----------------------------------------------

         In connection with the proposed Merger, the Company and VIB entered into loan agreements, pursuant to which the Company has lent VIB a principal amount of $670,000 as of June 30, 2004. VIB is in difficult financial circumstances and there can be no assurance that VIB will be able to repay the amounts lent.

Section 16(a) Beneficial Ownership Reporting Compliance
-------------------------------------------------------

         The members of the board of directors, the executive officers of the Company and persons who hold more than ten percent of the Company's common stock are subject to reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, which require them to file reports with respect to their ownership of and transaction in the Company's securities, and furnish the Company copies of all such reports they file. Based upon the copies of those reports furnished to the Company, and written representations that no other reports were required to be filed, the Company believes that, except for Maven Properties, Ltd., an affiliate of Mr. Gillen, that has not filed a Form 3 reporting the acquisition of common stock, Mr. Gillen, who failed to timely file a report reporting his acquisition of Company securities, Ms. Shauna Badger who has not filed a Form 3 reporting her acquisition of Company securities and Badger Investments, LLC, an affiliate of Ms. Badger, that has not filed a Form 3 reporting its acquisition of Company common stock.

Compensation of Directors and Executive Officers
------------------------------------------------

         Summary Compensation Table. The following table provides certain information regarding compensation paid by the company to the named executive officers.

                                           SUMMARY COMPENSATION TABLE

                                        Annual Compensation                 Awards           Payouts
                                  ---------------------------------  --------------------    --------
                                                      Other Annual   Restricted Stock        LTIP        All Other
       Name and                   Salary              Compensation   Stock      Options/     Payouts    Compensation
  Principal Position     Year(1)    ($)     Bonus ($)       ($)      Awards($)  SAR(#)(4)      ($)          ($)
  ------------------     -------  ------    --------- ------------   ---------  ---------    -------    ------------
W. Kelly Ryan (2)          2004       --        --         --           --          --         --           --
Chief Executive Officer

Frank J. Gillen (3)        2002       --        --         --           --          --         --           --
Director and President     2003    3,000        --         --           --          --         --           --
                           2004   18,000        --         --           --          --         --           --
-------------------

(1)  Represents fiscal years ending March 31 of each year.
(2) Mr. Ryan joined the Company in September 2004. As a result, he did not earn any amounts during the last fiscal year. Beginning in September 2004, Mr. Ryan is entitled to an annual salary of $125,000 per year.
(3) Does not include warrants exercisable for 50,000 shares of the Company's common stock at $1.50 per share that were issued after March 31, 2004. Beginning in September 2004, Mr. Gillen is entitled to an annual salary of $125,000 per year.
(4) Does not include stock options exercisable for 2,300,000 shares of common stock that are expected to be granted to senior management in 2004.

Compensation of Directors
-------------------------

         The Company has made no arrangement with respect to the future compensation of directors. During the prior two fiscal years the Company did not pay its director any amounts for service on the board.

Compensation of Officers
------------------------

         Beginning in September, 2004, the Company has agreed to pay Messrs. Ryan, Gillen, Devine and Moore annual salaries of $125,000. The Company is in the process of preparing employment agreements for these individuals.


                                   SIGNATURES

         In accordance with Section 13 of the Exchange Act, the Company caused this report to be signed on its behalf by the undersigned who is authorized to do so.

                                                 FARADAY FINANCIAL, INC.
                                                 (Registrant)



Date: September 22, 2004                         By  /s/ Frank J. Gillen
                                                    --------------------------
                                                    Frank J. Gillen
                                                    Director and President